UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TINTRI, INC.

(Name of Issuer)

Common Stock, $0.00005 par value per share

(Title of Class of Securities)

88770Q105

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

February 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88770Q105

1.	Names of Reporting Persons. Silver Lake Kraftwerk Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,245,658
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,245,658
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,245,658
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 88770Q105

1.	Names of Reporting Persons. Silver Lake Technology Investors Kraftwerk, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 162,792
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 162,792
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 88770Q105

1.	Names of Reporting Persons. Silver Lake Technology Associates Kraftwerk, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,408,450
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,408,450
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,408,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 88770Q105

1.	Names of Reporting Persons. SLTA Kraftwerk (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,408,450
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,408,450
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,408,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 88770Q105

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,408,450
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,408,450
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,408,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by Silver Lake Kraftwerk Fund, L.P. (“SLK”), Silver Lake Technology Investors Kraftwerk, L.P. (“SLTIK”, and together with SLK, the “Silver Lake Investors”), Silver Lake Technology Associates Kraftwerk, L.P. (“SLTA Kraftwerk”), SLTA Kraftwerk (GP), L.L.C. (“SLTA GP Kraftwerk”), and Silver Lake Group, L.L.C. (“SLG”, and collectively with the Silver Lake Investors, SLTA Kraftwerk and SLTA GP Kraftwerk, the “Reporting Persons”) on July 17, 2017 (as amended, the “Schedule 13D”). The Item below amends the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background

The information set forth in Annex A of the Schedule 13D is hereby amended and restated as set forth in the Annex A attached to this Amendment.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Items 5 (a), (b) and (c) are hereby amended and restated as follows:

(a) – (b) By virtue of the relationships and agreements among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the rules and regulations promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 5,408,450 shares of Common Stock of the Issuer, which includes 5,245,658 shares of Common Stock held by SLK and 162,792 shares of Common Stock held by SLTIK, representing in the aggregate approximately 17.3% of the issued and outstanding shares of Common Stock of the Issuer.

The percentages of beneficial ownership in this Schedule 13D are based on 31,324,097 shares of Common Stock outstanding as of December 5, 2017, as reflected in the Issuer’s Quarterly Report on Form 10-Q which was filed with the Securities and Exchange Commission on December 14, 2017.

Information with respect to the beneficial ownership of Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in this Amendment, none of the Reporting Persons have effected any transaction in Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

Note Purchase Agreement

As previously disclosed, the Silver Lake Investors are parties to a Note Purchase Agreement dated as of May 4, 2017, as amended by Amendment No. 1 to the Note Purchase Agreement dated as of July 6, 2017 (the “Note Purchase Agreement”), with the Issuer and certain other investors of the Issuer.

Pursuant to the Note Purchase Agreement, the Silver Lake Investors agreed to purchase from the Issuer, at the Issuer’s election, one or more notes having an aggregate maximum principal amount of $6,231,607.50, in the case of SLK, and $193,392.50, in the case of SLTIK, which, under certain circumstances, would be convertible, at the option of the Issuer, into shares of Common Stock. On February 27, 2018, the Silver Lake Investors funded $6,231,607.50, in the case of SLK, and $193,392.50, in the case of SLTIK, under the Note Purchase Agreement and were issued notes of the Issuer (the “Notes”).

The Notes have an interest rate of 8.0% per annum and will mature 540 days from the date of issuance, with accrued interest payable at maturity. Pursuant to the terms of the Note Purchase Agreement, as the maturity date of such Notes will occur prior to the date at which the Issuer would have been permitted to convert such amounts into Common Stock, such Notes will not be convertible by the Issuer into Common Stock.

The foregoing description of the Note Purchase Agreement is qualified in its entirety by reference to the Note Purchase Agreement and Amendment No. 1 to the Note Purchase Agreement which are filed as Exhibits D and E, respectively, to this Schedule 13D and incorporated by reference herein.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2018

Silver Lake Kraftwerk Fund, L.P.
By:	Silver Lake Technology Associates Kraftwerk, L.P., its general partner
By: SLTA Kraftwerk (GP), L.L.C., its
general partner

By:	/s/ Adam Grosser
Name: Adam Grosser
Title: Managing Director

Silver Lake Technology Investors
Kraftwerk, L.P.
By:	Silver Lake Technology Associates Kraftwerk, L.P., its general partner
By: SLTA Kraftwerk (GP), L.L.C., its
general partner

By:	/s/ Adam Grosser
Name: Adam Grosser
Title: Managing Director

Silver Lake Technology Associates
Kraftwerk, L.P.
By:	SLTA Kraftwerk (GP), L.L.C., its general
partner

By:	/s/ Adam Grosser
Name: Adam Grosser
Title: Managing Director

SLTA Kraftwerk (GP), L.L.C.

By:	/s/ Adam Grosser
Name: Adam Grosser
Title: Managing Director

Silver Lake Group, L.L.C.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director and Chief Legal
Officer

Annex A

Annex A is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C. Each of such persons is a citizen of the United States.

Silver Lake Group, L.L.C.

Name	Business Address	Principal Occupation

Michael Bingle	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Greg Mondre	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Common Stock of the Issuer or has engaged in any transactions in Common Stock in the previous 60 days.